FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October, 2001

   Brazilian Distribution Company (Companhia Brasileira de Distribuicao - CBD)
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]     Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [X]

[Grupo Pao De Acucar Logo]                              3rd quarter 2001 results
                                                                    Page 1 of 11
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                     CBD announced 3rd quarter 2001 results

Sao Paulo, Brazil, October 30, 2001 - Companhia Brasileira de Distribuicao (CBD)
- (BOVESPA: PCAR4; NYSE: CBD), today announced 3rd quarter 2001 results. The Company's operating and financial results, unless otherwise indicated, are presented based on consolidated figures and in Reais, in accordance with the Corporate Law method.

--------------------------------------------------------------------------------

o Gross margin reached 28.7% in the 3rd quarter, compared to 27.2% in the same period in 2000, as a result of efficiency gains and the reduction in the participation of electronic products in the sales mix;

o Reduction in administrative expenses reflects gains obtained with the restructuring which occurred in the first half of 2001;

o    EBITDA margin reached 8.1% in the 3rd quarter;

o Net Income of R$41.9 million (R$0.37 per thousand shares), accumulating R$135.1 million in the year (R$1.20 per thousand shares);

o Improvement in working capital management: a 3.5-day reduction in the inventory turnover compared to the previous quarter, reaching 39.6 days.

--------------------------------------------------------------------------------

                               [GRAPHICS OMITTED]

Companhia Brasileira de Distribuicao (CBD) operates 412 stores in 11 Brazilian states through five different formats: Pao de Acucar and Barateiro (supermarket divisions), Extra (hypermarkets), Eletro (home appliance stores) and Amelia (electronic commerce division).

[Grupo Pao De Acucar Logo]                              3rd quarter 2001 results
                                                                    Page 2 of 11
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Comments on Sales Performance

Net Sales reached      Net sales of Companhia Brasileira de Distribuicao totaled
R$1,842 million        R$1,842.1 million in the 3rd quarter of 2001 and
                       R$5,727.5 million in the first nine months of the year, representing, respectively, a 4.9% decrease and a 7.3% growth compared to the same periods in 2000. Same store sales decreased by 6.9% in the third quarter and by 2.0% in the nine months of 2001. Sales in the third quarter were negatively affected by a low consumer's confidence level, aggravated by the terrorist attacks in the United
                       States.

Extra and Eletro       The energy rationing caused a decrease in sales of
Divisions under the    electronic products, affecting the Extra and Eletro
impact of the          Divisions. In the specific case of the hypermarkets,
adverse economic       sales of food products in general presented a good
scenario               performance, but it was not enough to compensate for the
                       retraction in sales of electronics. The highlight of the quarter was the launch of the Extra private label card, which represents an important tool to increase our customers' loyalty and our knowledge about consumption habits in hypermarkets. This card was designed to meet the needs of the lower income classes, since it requires a family income of just R$150. The card is a product of the partnership with Fininvest (a company from Unibanco
                       Group), and, therefore, it does not constitute an additional credit risk to CBD.

Pao de Acucar          The Pao de Acucar Division presented the best performance
Division presents      of the Company's formats, taking advantage of its sales
the best               mix, which focuses on food products (around 95%), and of
performance of the     the fact that its target customers are not
quarter                so affected by the adverse macro-economic scenario. We
                       highlight the beginning of the program of discounts based on the information obtained through the Pao de Acucar
                       Mais relationship card. After 12 months accumulating information of around 60% of the stores' tickets, CBD initiated, unprecedentedly in Brazil, a customized discount program, through which the customers receive discounts on their preferred products. This willy certainly have a positive impact on the customers' loyalty and on the efficacy of market strategies.

Re-launch of the       The Barateiro Division went through a transition period
                       in which the stores
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

[Grupo Pao De Acucar Logo]                              3rd quarter 2001 results
                                                                    Page 3 of 11
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Barateiro format       were prepared for the re-launch of the format at the
                       beginning of October. We have directed our actions towards the implementation of the ideal store model to meet the needs of the lower income classes. We highlight the following changes: complete review of the sales mix, with an increase in the assortment and a better balance between national brands, first price products and private brands; improvement in customer service; review of the private brands line; remodeling of the lay-out and internal environment of all stores and the launch of the Clube Barateiro Card in partnership with Fininvest (Unibanco Group). This card offers: a fidelity program to the customers; services, such as the payment of bills at the checkouts; and credit for low income families (minimal income of R$150). The Company believes that the necessary adjustments were put into practice and that productivity gains will already be observed in the next quarter.

Net Sales Evolution by Division - Consolidated*
Variation 2001/2000 (%)

                        -------------------------------------------------------------------
                                                  Corporate Law
                        -------------------------------------------------------------------
                                 3rd Quarter                       Accum. 9 months
                        ---------------------------------  --------------------------------
                          All Stores      Same Stores        All Stores     Same Stores

---------------------------------------------------------  --------------------------------
Pao de Acucar                  -1.3%            -0.3%           10.5%            1.2%
Extra                          -2.6%            -9.3%            9.0%           -2.8%
Barateiro                     -14.1%           -11.5%           -3.8%          -10.2%
Eletro                        -22.5%           -20.8%            2.4%            5.2%
-------------------------------------------------------------------------------------------
CBD                            -4.9%            -6.9%            7.3%           -2.0%
-------------------------------------------------------------------------------------------

                        -------------------------------------------------------------------
                                             Constant Currency (IPCA)
                        -------------------------------------------------------------------
                                 3rd Quarter                       Accum. 9 months
                        ---------------------------------  --------------------------------
                          All Stores      Same Stores        All Stores     Same Stores

---------------------------------------------------------  --------------------------------
Pao de Acucar                  -7.4%            -6.5%            3.8%            -4.7%
Extra                          -8.6%           -15.0%            2.3%            -8.6%
Barateiro                     -19.5%           -17.0%           -9.6%           -15.8%
Eletro                        -27.3%           -25.7%           -3.6%             3.1%
-------------------------------------------------------------------------------------------
CBD                           -10.8%           -13.0%            0.8%            -7.7%
-------------------------------------------------------------------------------------------

* The sales figures of same stores include only the stores that are at least 12 months in operation.

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

[Grupo Pao De Acucar Logo]                              3rd quarter 2001 results
                                                                    Page 4 of 11
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Comments on the Results

Gross Margin           The gross margin of the quarter reached 28.7%, compared
reaches 28.7%          to 27.2% in the same period in 2000, reflecting a higher
                       participation of food in the mix of products, at the expense of electronic products - which present a gross margin that is inferior to the Company's average, since part of the gains are accrued as financial income. CBD estimates that this change in the mix composition generated an increase of approximately 1 percentage point in the gross margin of the quarter.

                       CBD could also be more competitive in prices, without margins deterioration. This is a result of the restructuring process that was implemented during the 1st half of 2001. One of its main purposes was focusing the Company's Commercial Areas on the negotiation with suppliers. In the nine months of 2001, the gross margin reached 27.8%, compared to 27.3% in the same period of 2000.

Reduction in           The operating expenses also reflected the changes that
operating              occurred in the first half, mainly concerning the
expenses               reduction in the number of employees. General and
                       Administrative Expenses totaled R$67.9 million, an amount that is inferior to the values presented in the 2nd quarter of 2001 and in the 3rd quarter of 2000 - R$76.5 million and R$74.5 million, respectively.

                       Selling Expenses were impacted by R$15.0 million due to extraordinary marketing expenses, referring to the re-launch of the Barateiro format and the launch of the Extra card.


EBITDA Margin          In the 3rd quarter, earnings before interest, taxes,
of 8.1% in the         depreciation and amortization (EBITDA) totaled R$148.8
quarter                million, with an 8.1% margin. In the nine months of 2001,
                       the Company's EBITDA accumulated R$449.0 million, representing a 7.8% margin compared to, respectively, R$406.3 million and 7.6% in the same periods of the previous year.

                       In the depreciation/amortization line, R$33.7 million referring to amortization of deferred charges were registered, of which R$20.4 million refer to goodwill amortization and R$13.3 million refer to the amortization of pre-operating expenses.

                       The amount of pre-operating expenses capitalized in the period totaled R$6.2 million.

Negative financial     Financial Expenses totaled R$113.1 million, compared to
result of R$13.0       R$87.4 million in the same period in the previous year.
million                The currency variation expense in the amount of R$4.5
                       million refers to the amortization of part of the
                       currency loss deferred in the first quarter of 1999.
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[Grupo Pao De Acucar Logo]                              3rd quarter 2001 results
                                                                    Page 5 of 11
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                       quarter of 1999.
                       The financial income of the period reached R$104.6
                       million, in the same level of the 3rd quarter of 2000
                       (R$104.5 million), generating a negative net financial result of R$13.0 million.

Net Income of          In the 3rd quarter, CBD registered a net income of R$41.9
R$41.9 million         million (R$0.37 per thousand shares), compared to a net
                       income of R$90.2 million (R$0.84 per thousand shares) in the same period in 2000. In the nine month-period of 2001, CBD registered a net income of R$135.1 million
                       (R$1.20 per thousand shares), compared to R$204.7 million
                       (R$1.91 per thousand shares) in the same period of the previous year.

Inventory              Important advancements were obtained in the
turnover improves      administration of our working capital. For the second
once more              consecutive quarter, CBD improved the inventory turnover,
                       this time from 43.1 days in the 2nd quarter to 39.6 days.
                       This improvement has been a result of an increased efficiency in category management and purchasing in conjunction with the maturity of the investments made by the Company in the distribution and information technology areas.

Investments of         In the 3rd quarter of 2001, the investments made by CBD
R$138.9 million        totaled R$138.9 million (R$317.0 million in the 3rd
                       quarter of 2000), accumulating R$369.3 million in 2001
                       (R$792.0 million in 2000). We highlight:

                       o Inauguration of 1 Extra store and construction of 2 hypermarkets that will be inaugurated during the 4th quarter;

                       o Opening of 2 Barateiro stores, 1 Pao de Acucar store and 1 Eletro store;

                       o Remodeling of 4 Pao de Acucar supermarkets, 116 Barateiro supermarkets and 5 Eletro stores;

                       o Conversion of 2 stores of the Pao de Acucar format into the Barateiro format;

                       o Start-up of the construction of 2 Pao de Acucar stores to be inaugurated in the 4th quarter.

                       Aiming at possible investment opportunities that may arise in the market, the Company's management decided to work with a higher cash (R$581.8 million) compared to the position of the 2nd quarter of 2001 (R$407.0 million). This raise in cash explains the increase in short term borrowings, and did not alter CBD's net indebtedness significantly.

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

[Grupo Pao De Acucar Logo]                              3rd quarter 2001 results
                                                                    Page 6 of 11
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CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD

-----------------------------------------------------------------------------------------------------------------------------
                                                          3rd Quarter                           Accum. 9 months
                                          ----------------------------------------- -----------------------------------------
              R$ thousand                      2001           2000           %           2001           2000           %
----------------------------------------- --------------- -------------- ---------- --------------- -------------- ----------
Net Sales Revenue                              1,842,053      1,936,469      -4.9%       5,727,509      5,335,455       7.3%

Cost of Sales                                 (1,314,014)    (1,410,160)     -6.8%      (4,132,475)    (3,880,931)      6.5%

Gross Profit                                     528,039        526,309       0.3%       1,595,034      1,454,524       9.7%

Operating Income (Expenses)
     Selling Expenses                           (311,379)      (293,890)      6.0%        (926,886)      (825,185)     12.3%
     General and Administrative                  (67,904)       (74,496)    - 8.8%        (219,258)      (223,005)     -1.7%
         Restructuring costs                           -              -         -           (7,039)             -         -

Total Operating Expenses                        (379,283)      (368,386)      3.0%      (1,146,144)    (1,048,190)      9.3%

Earnings before interest, taxes,
depreciation and amortization -EBITDA            148,756        157,923     - 5.8%         448,890        406,334      10.5%

adjusted EBITDA *                                148,756        157,923     - 5.8%         455,929        406,334      12.2%

Depreciation                                     (87,725)       (56,138)     56.3%        (235,922)      (148,910)     58.4%

Earnings before interest and taxes -
EBIT                                              61,031        101,785     -40.0%         212,968        257,424     -17.3%

Taxes and Charges                                (11,452)        (9,051)     26.5%         (35,229)       (32,772)      7.5%

Financial Income                                 104,578        104,542       0.0%         308,875        281,278       9.8%
Financial Expense                               (113,125)       (87,396)     29.4%        (325,707)      (283,907)     14.7%
Currency Variation                                (4,477)        (4,477)      0.0%         (13,431)       (13,431)      0.0%
Net Financial Income (Loss)                      (13,024)        12,669         -          (30,263)       (16,060)        -

Equity Income                                      5,525              -         -            5,525              -         -
Operating Income (Loss)                           42,080        105,403     -60.1%         153,001        208,592     -26.7%

Non-Operating Results                                658         (1,194)        -            1,948          1,321      47.5%

Income (Loss) Before Income Tax                   42,738        104,209     -59.0%         154,949        209,913     -26.2%

 Income Tax                                         (841)       (13,967)        -          (19,862)        (5,181)        -

----------------------------------------- --------------- -------------- ---------- --------------- -------------- ----------

Net Income (Loss)                                 41,897         90,242     -53.6%         135,087        204,732     -34.0%

Net Income (Loss) per 1.000 shares                  0.37           0.84     -55.8%            1.20           1.91     -37.1%

No. of shares (thousand) at the end of
the  period                                  112,496,409    107,198,267       4.9%     112,496,409    107,198,267       4.9%

-----------------------------------------------------------------------------------------------------------------------------
             % of Net Sales

Gross Profit                                        28.7%          27.2%                      27.8%          27.3%

Total Operating Expenses                           -20.6%         -19.0%                     -20.0%         -19.6%
    Selling Expenses                               -16.9%         -15.2%                     -16.2%         -15.5%
    General and Administrative                      -3.7%          -3.8%                      -3.8%          -4.2%

EBITDA                                               8.1%           8.2%                       7.8%           7.6%

adjusted  EBITDA *                                   8.1%           8.2%                       8.0%           7.6%

Depreciation                                        -4.8%          -2.9%                      -4.1%          -2.8%

EBIT                                                 3.3%           5.3%                       3.7%           4.8%
 Taxes and Charges                                  -0.6%          -0.5%                      -0.6%          -0.6%
Net Financial Income (Expense)                      -0.7%           0.7%                      -0.5%          -0.3%

Income Before Income Tax                             2.3%           5.4%                       2.7%           3.9%

Income Tax                                           0.0%          -0.7%                      -0.3%          -0.1%

Net Income (Loss)                                    2.3%           4.7%                       2.4%           3.8%
-----------------------------------------------------------------------------------------------------------------------------

* not considering one time expenses with lay-off costs
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

[Grupo Pao De Acucar Logo]                              3rd quarter 2001 results
                                                                    Page 7 of 11
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CONSOLIDATED BALANCE SHEET - CORPORATE LAW METHOD

---------------------------------------------------------------------------------------------------------------------
                        R$ thousand                            3rd Quarter/01     2nd Quarter/01    3rd Quarter/00
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash and Banks                                                   74,713             55,745            50,637
     Short-Term Investments                                          507,086            351,281           426,243
     Accounts Receivable                                             808,162            830,988           653,492
           Installment Sales                                         336,447            381,952           229,098
           Post-Dated Checks                                          89,569             98,696           115,065
           Credit Card and Other                                     428,689            389,862           337,429
           Allowance for Doubtful Accounts                           (46,543)           (39,522)          (28,100)
     Inventories                                                     587,520            570,003           697,793
     Advances to suppliers and employees                              72,438             84,643            25,386
     Other Credits                                                   174,252            158,463           146,551
Total of Current Assets                                            2,224,171          2,051,123         2,000,102
-----------------------
Long Term Receivables
     Deferred Income Tax                                              71,186             64,513            73,646
     Long Term Receivables                                           168,428            159,009           149,522
     Other Credits                                                    82,523             75,755            79,941
Total of Long Term Receivables                                       322,137            299,277           303,019
------------------------------
Permanent Assets
     Investments                                                     113,563            108,923           448,393
     Properties and Equipment                                      2,861,885          2,776,457         2,447,696
     Deferred Charges                                                816,475            847,752           541,607
           Goodwill                                                  632,314            652,038           329,889
           Currency variation                                         26,867             31,344            44,777
           Pre-operating expenses                                    157,294            164,370           166,941
Total of Permanent Assets                                          3,791,923          3,733,132         3,437,696
-------------------------
                        TOTAL ASSETS                               6,338,231          6,083,532         5,740,817
                        ------------
LIABILITIES
Current Liabilities
     Suppliers                                                       551,108            542,978           750,107
     Loans and Financing                                           1,032,658            747,155           571,283
           Domestic Currency                                       1,005,340            725,328           553,945
           Foreign Currency                                           27,318             21,827            17,338
     Payable on Purchase of Assets                                    50,635             73,005           143,653
     Debentures                                                        1,486              7,065             6,153
     Taxes                                                            19,525             14,767            16,793
     Salaries and Payroll Charges                                     96,379             94,365            87,277
     Dividends                                                             -                  -                20
     Interest on own capital                                          18,149             18,149                 -
     Others                                                           30,170             84,736           156,090
Total of Current Liabilities                                       1,800,110          1,582,220         1,731,376
----------------------------
Long Term Liabilities
     Financing                                                       521,317            505,997           332,031
           Domestic Currency                                         451,655            442,097           297,231
           Foreign Currency                                           69,662             63,900            34,800
     Payable on Purchase of Assets                                    29,899             39,324            60,351
     Debentures                                                      130,550            128,518           183,227
     Deferred Income Tax                                               1,331              2,161             6,440
     Provision for Contingencies                                     514,231            526,416           409,680
Total of Long Term Liabilities                                     1,197,328          1,202,416           991,729
------------------------------
Shareholders' Equity
     Capital                                                       2,244,136          2,244,136         1,988,663
     Capital Reserves                                                348,292            348,292           348,292
     Profit Reserves                                                 748,365            706,468           680,757
Total of Shareholders' Equity                                      3,340,793          3,298,896         3,017,712
-----------------------------
                     TOTAL LIABILITIES                             6,338,231          6,083,532         5,740,817
                     -----------------
---------------------------------------------------------------------------------------------------------------------

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

[Grupo Pao De Acucar Logo]                              3rd quarter 2001 results
                                                                    Page 8 of 11
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Stores by Division

                   --------------------------------------------------------  --------------------------------
                     Pao de                                                   Sales area   No. of Employees
                     Acucar     Extra     Eletro    Barateiro      CBD           (m2)
---------------------------------------------------------------------------  --------------------------------
06/30/00              188         46        72         108         414          750,063         46,478
Open                   1          4          -          1           6
Close                 (1)         -         (1)         -          (2)
Converted              -          -          -          -           -
09/30/00              188         50        71         109         418          788,336         48,498
Open                   1          3          1          2            7
Close                 (3)         -         (6)         -          (9)
Converted              -          -          -          -           -
12/31/00              186         53        66         111         416          815,291         50,106
Open                   -          -          -          2            2
Close                 (1)         -         (2)        (2)         (5)
Converted              -          -          -          -           -
03/31/01              185         53        64         111         413          811,696         49,350
Open                   1          -          -          3            4
Close                 (2)         -          -                     (2)
Converted              -          -          -          -           -
06/30/01              184         53        64         114         415          808,161         48,035
Open                   1          1          1          2            5
Close                 (2)        (1)*       (3)        (2)         (8)
Converted             (2)         -          -          2           -
---------------------------------------------------------------------------  --------------------------------
09/30/01              181         53        62         116         412          813,246         46,642
-------------------------------------------------------------------------------------------------------------

* To be reopened as a Pao de Acucar store.
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

[Grupo Pao De Acucar Logo]                              3rd quarter 2001 results
                                                                    Page 9 of 11
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Sales Breakdown per Division - Consolidated*
In R$ thousand - Nominal (Corporate Law)

                     --------------------------------------------------------- --------------
JULY                      2001            %           2000            %              Var.(%)
------------------------------------------------------------------------------ --------------
Pao de Acucar              206,740         34.2%      214,097           33.0%          -3.4%
Extra                      292,963         48.4%      306,013           47.2%          -4.3%
Barateiro                   78,244         12.9%       94,781           14.6%         -17.4%
Eletro                      26,966          4.5%       33,705            5.2%         -20.0%
------------------------------------------------------------------------------ --------------
CBD                        604,913        100.0%      648,596          100.0%          -6.7%
------------------------------------------------------------------------------ --------------

                     ---------------------------------------------------------  -------------
AUGUST                    2001            %           2000            %              Var.(%)
------------------------------------------------------------------------------  -------------
Pao de Acucar              219,936         35.5%      218,767           33.6%           0.5%
Extra                      290,635         47.0%      303,585           46.7%          -4.3%
Barateiro                   81,130         13.1%       92,874           14.3%         -12.6%
Eletro                      27,099          4.4%       34,985            5.4%         -22.5%
------------------------------------------------------------------------------  -------------
CBD                        618,800        100.0%      650,211          100.0%          -4.8%
------------------------------------------------------------------------------  -------------

                     ---------------------------------------------------------  -------------
SEPTEMBER                 2001            %           2000            %              Var.(%)
------------------------------------------------------------------------------  -------------
Pao de Acucar              207,425         33.5%      209,543           32.9%          -1.0%
Extra                      304,442         49.2%      301,777           47.3%           0.9%
Barateiro                   80,254         13.0%       91,389           14.3%         -12.2%
Eletro                      26,219          4.2%       34,953            5.5%         -25.0%
------------------------------------------------------------------------------  -------------
CBD                        618,340        100.0%      637,662          100.0%          -3.0%
------------------------------------------------------------------------------  -------------

                     ---------------------------------------------------------  -------------
3rd Quarter               2001            %           2000            %              Var.(%)
------------------------------------------------------------------------------  -------------
Pao de Acucar              634,101         34.4%      642,407           33.2%          -1.3%
Extra                      888,040         48.2%      911,374           47.0%          -2.6%
Barateiro                  239,628         13.0%      279,044           14.4%         -14.1%
Eletro                      80,284          4.4%      103,644            5.4%         -22.5%
------------------------------------------------------------------------------  -------------
CBD                      1,842,053        100.0%    1,936,469          100.0%          -4.9%
------------------------------------------------------------------------------  -------------

                     ---------------------------------------------------------  -------------
Accum. 9 months           2001            %           2000            %              Var.(%)
------------------------------------------------------------------------------  -------------
Pao de Acucar            1,937,197         33.8%    1,752,502           32.8%          10.5%
Extra                    2,787,111         48.7%    2,557,820           47.9%           9.0%
Barateiro                  728,106         12.7%      756,564           14.2%          -3.8%
Eletro                     275,095          4.8%      268,569            5.0%           2.4%
------------------------------------------------------------------------------  -------------
CBD                      5,727,509        100.0%    5,335,455          100.0%           7.3%
------------------------------------------------------------------------------  -------------

Data per Division at September 30, 2001

                                      --------------------------------------------------------------
                                            #               #             #          Sales area
                                        Checkouts       employees      stores           (m2)
                                      --------------------------------------------------------------
Pao de Acucar                             2,248          14,081          181           221,265
Extra                                     2,673          17,210           53           420,407
Barateiro                                 1,285           5,374          116           129,935
Eletro                                      193           1,292           62            41,639
----------------------------------------------------------------------------------------------------
Total Stores                              6,399          37,957          412           813,246
----------------------------------------------------------------------------------------------------
Headquarters                                              2,559
----------------------------------------------------------------------------------------------------
Loss Prevention (security)                                2,991
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Distribution Centers                                      3,135
----------------------------------------------------------------------------------------------------
CBD                                       6,399          46,642          412           813,246
----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[Grupo Pao De Acucar Logo]                              3rd quarter 2001 results
                                                                   Page 10 of 11
--------------------------------------------------------------------------------

Productivity Indexes
In R$ -  Nominal (Corporate Law)

Sales per m2/ month

                     ---------------------------------------    ---------------------------------------
                        3Q/01        3Q/00       Var (%)            9m/01        9m/00      Var (%)
------------------------------------------------------------    --------------------------------------
Pao de Acucar            970          933            4.0%            966           969        -0.3%
Extra                    730          807           -9.5%            760           790        -3.8%
Barateiro                614          725          -15.3%            624           712       -12.4%
Eletro                   648          826          -21.5%            745           727         2.5%
------------------------------------------------------------    ---------------------------------------
CBD                      772          831           -7.1%            794           823        -3.5%
------------------------------------------------------------    ---------------------------------------

Sales per employee/month
                     ---------------------------------------    ---------------------------------------
                        3Q/01        3Q/00       Var (%)            9m/01        9m/00      Var (%)
------------------------------------------------------------    --------------------------------------
Pao de Acucar          14,924       14,232           4.9%           14,985      15,227        -1.6%
Extra                  16,790       17,643          -4.8%           17,380      17,444        -0.4%
Barateiro              14,914       16,309          -8.6%           15,034      16,306        -7.8%
Eletro                 20,095       23,334         -13.9%           21,662      19,589        10.6%
------------------------------------------------------------    ---------------------------------------
CBD                    15,955       16,361          -2.5%           16,327      16,531        -1.2%
------------------------------------------------------------    ---------------------------------------

Average Ticket
                     ---------------------------------------    ---------------------------------------
                        3Q/01        3Q/00       Var (%)            9m/01        9m/00      Var (%)
------------------------------------------------------------    --------------------------------------
Pao de Acucar           16.9         16.3            3.7%             17.0        16.9         0.6%
Extra                   34.4         37.1           -7.3%             35.2        36.4        -3.3%
Barateiro               11.3         11.7           -3.4%             11.4        12.0        -5.0%
Eletro                  249.1        245.8           1.3%            235.0       223.2         5.3%
------------------------------------------------------------    ---------------------------------------
CBD                     21.7         22.0           -1.4%             22.2        22.4        -0.9%
------------------------------------------------------------    ---------------------------------------

Sales per Checkout/month

                     ---------------------------------------    ---------------------------------------
                        3Q/01        3Q/00       Var (%)            9m/01        9m/00      Var (%)
------------------------------------------------------------    --------------------------------------
Pao de Acucar          94,286       85,974           9.7%           92,472       89,933        2.8%
Extra                  110,312      118,817         -7.2%          113,150      115,793       -2.3%
Barateiro              62,079       73,888         -16.0%           63,055       74,551      -15.4%
Eletro                 140,637      193,154        -27.2%          175,671      164,920        6.5%
------------------------------------------------------------    ---------------------------------------
CBD                    95,903       99,493          -3.6%           97,524       99,838       -2.3%
------------------------------------------------------------    ---------------------------------------

* Results referring to sales area space. employees and checkouts were calculated based on average values proportional to the period in which the stores were open.


Sales Breakdown (% of net sales)

                         -------------------------------------------------------------------------------------------
                            2000      1st Q/01     2nd Q/01       July/01      Aug/01      Sept/01       3rd Q/01
--------------------------------------------------------------------------------------------------------------------
Cash                        53.9%       53.7%        53.5%         53.9%        53.9%       53.5%          53.8%
Credit Card                 26.9%       28.0%        28.7%         28.6%        29.3%       29.7%          29.2%
Food Voucher                 6.2%        6.1%         6.2%          6.4%         6.2%        6.5%           6.4%
Credit                      13.0%       12.2%        11.6%         11.1%        10.6%       10.3%          10.6%
    Post-Dated Checks        6.8%        6.3%         6.7%          6.3%         6.3%        6.2%           6.3%
    Installments             6.2%        5.9%         4.9%          4.8%         4.3%        4.1%           4.3%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[Grupo Pao De Acucar Logo]                              3rd quarter 2001 results
                                                                   Page 11 of 11
--------------------------------------------------------------------------------

CONVERTIBLE DEBENTURES

Conversion of Debentures into Preferred Shares

-----------------------------------------------------------------------------------------------------------------
                                    Common Shares            Preferred Shares                  Total
                                      (thousand)                (thousand)                   (thousand)
-----------------------------------------------------------------------------------------------------------------
03/31/2000                                   62,858,755                  34,835,848                   97,694,603
-----------------------------------------------------------------------------------------------------------------
   1st issue                                                                      -
   2nd issue                                                                 33,333
   3rd issue                                                                      -
06/30/2000                                   62,858,755                  34,869,181                   97,727,936
-----------------------------------------------------------------------------------------------------------------
   1st issue                                                              3,119,707
   2nd issue                                                                350,630
   3rd issue                                                              5,999,994
09/30/2000                                   62,858,755                  44,339,512                  107,198,267
-----------------------------------------------------------------------------------------------------------------
   2nd issue                                                                  1,667
   Capital increase                                                        172,100*
12/31/2000                                   62,858,755                  44,513,279                  107,372,034
-----------------------------------------------------------------------------------------------------------------
   2nd issue                                                                  2,000
03/31/2001                                   62,858,755                  44,515,279                  107,374,034
-----------------------------------------------------------------------------------------------------------------
   2nd issue                                                              4,171,492
   4th issue                                                                  1,179
   Capital increase                             612,057                     337,647
06/30/2001                                   63,470,812                  49,025,597                  112,496,409
-----------------------------------------------------------------------------------------------------------------


09/30/2001                                   63,470,812                  49,025,597                  112,496,409
-----------------------------------------------------------------------------------------------------------------

* Stock option plan

---------------------------------------------------------------------------------------------------
COMPANHIA BRASILEIRA DE DISTRIBUICAO                        THOMSON FINANCIAL INVESTOR RELATIONS

Aymar Giglio Junior                                         Paulo Esteves
Investor Relations Director                                 Phone: 55 (11) 3848 0887 ext. 205
Fernando Tracanella                                         E-mail: paulo.esteves@thomsonir.com.br
Investor Relations Manager
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email: pa.relmerc@paodeacucar.com.br
---------------------------------------------------------------------------------------------------

                   Website: http://www.grupopaodeacucar.com.br

--------------------------------------------------------------------------------
Statements included in this report regarding the Company's business outlook and anticipated financial and operating results regarding the Company's growth potential constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market general economic performance of the home country industry and international markets therefore they are subject to change.
--------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA BRASILEIRA DE DISTRIBUICAO

Date: October 30, 2001           By:  /s/   Augusto Marques da Cruz Filho
                                      -----------------------------------------
                                      Name:  Augusto Marques da Cruz Filho
                                      Title:   Chief Financial Officer

                                 By:  /s/   Aymar Giglio Junior
                                      -----------------------------------------
                                      Name:  Aymar Giglio Junior
                                      Title:   Investors Relations Director